UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                -----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 1)<F1>

                        THE CHASE MANHATTAN CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                      COMMON STOCK, PAR VALUE $2 PER SHARE
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                   161610100
- --------------------------------------------------------------------------------
                                (CUSIP number)

William H. McDavid                         with a copy to:
General Counsel
The Chase Manhattan Corporation            Lee Meyerson, Esq.
270 Park Avenue                            Simpson Thacher & Bartlett
New York, New York  10017                  425 Lexington Avenue
(212) 270-6000                             New York, New York  10017-3909
                                           (212) 455-2000
- --------------------------------------------------------------------------------
                    (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                   March 31, 1996
- --------------------------------------------------------------------------------
                (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /_/.

     Check the following box if a fee is being paid with the statement /_/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
____________________
[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
                                  SCHEDULE 13D

CUSIP No. 161610100                                        Page 2 of 10 Pages


  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           The Chase Manhattan Corporation (formerly Chemical Banking
           Corporation)
           IRS Identification No. 13-2624428

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) /_/
                                                                      (b) /_/

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

          WC, OO

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED TO ITEMS 2(d)
      or 2(e)                                                            /_/

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

           7    SOLE VOTING POWER

                 -0-

           8    SHARED VOTING POWER

                 -0-

           9   SOLE DISPOSITIVE POWER

                 -0-

        10   SHARED DISPOSITIVE POWER

                 -0-

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           -0-

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*   /_/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      No shares of Common Stock, par value $2 per share, of The Chase Manhattan Corporation remain outstanding

CUSIP No. 161610100                                         Page 3 of 10 Pages


 14   TYPE OF REPORTING PERSON*

           HC  (BK)
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 161610100                                         Page 4 of 10 Pages


          The Statement on Schedule 13D of The Chase Manhattan Corporation (formerly Chemical Banking Corporation) (the "Company"), dated September 6, 1995 (the "Statement"), is hereby amended and supplemented as follows:

          Item 2.  Identity and Background.

          The merger (the "Merger") of The Chase Manhattan Corporation ("Old Chase") with and into Chemical Banking Corporation ("Chemical") was consummated on March 31, 1996. As a result of the Merger, the Company, which is the surviving corporation of the Merger, changed its name from "Chemical Banking Corporation" to "The Chase Manhattan Corporation". The principal bank subsidiaries of the Company are currently The Chase Manhattan Bank (National Association), a national banking association ("Chase Bank"), Chemical Bank, a New York banking corporation ("Chemical Bank"), and Texas Commerce Bank National Association, a subsidiary of Texas Commerce Equity Holdings, Inc., a Delaware holding company subsidiary of the Company. Chase Bank and Chemical Bank have entered into an agreement pursuant to which Chase Bank will merge with and into Chemical Bank, with Chemical Bank continuing as the surviving corporation in the bank merger under the name "The Chase Manhattan Bank". The bank merger is expected to be completed in July 1996.

          The principal executive offices of the Company are located at 270 Park Avenue, New York, New York 10017.

          The name, address, present principal occupation or employment, and citizenship of each director and executive officer of the Company as of the date hereof are set forth on Schedule I hereto and are incorporated herein by reference.


          Item 5.  Interest in Securities of the Issuer.

          As a result of the Merger, no shares of common stock, par value $2 per share (the "Old Chase Common Stock"), of Old Chase remain outstanding. At the effective time of the Merger, each issued and outstanding share of Old Chase Common Stock that was owned by Old Chase as treasury stock or was owned by Chemical or any wholly owned subsidiary of Old Chase or Chemical (other than shares in trust accounts, managed accounts and the like that were beneficially owned by third parties) were cancelled and retired. Each issued and outstanding share of Old Chase Common Stock (other than those cancelled as described in the preceding sentence and other than fractional shares which were converted into cash) was converted into 1.04 shares of Common Stock, par value $1.00 per share, of the Company.

          The option granted by Old Chase to Chemical, pursuant to which Chemical had the right, upon the occurrence of certain events, to purchase from Old Chase up to 34,551,183 shares of Old Chase Common Stock (or such greater number as at the time of purchase equalled 19.9% of the then outstanding shares of Old Chase Common Stock) for $51.875 per share, subject to customary anti-dilution adjustments, terminated at the effective time of the Merger.

CUSIP No. 161610100                                         Page 5 of 10 Pages


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


THE CHASE MANHATTAN CORPORATION


By:     /s/ John B. Wynne
Name:   John B. Wynne
Title:  Secretary


Dated:  April 25, 1996

CUSIP No. 161610100                                         Page 6 of 10 Pages


                                   SCHEDULE I



          Each of the persons named below is a citizen of the United States of America, except for John H. McArthur who is a citizen of Canada.

Name                         Principal Occupation or Employment; Business or
                             Residence Address

DIRECTORS


Frank A. Bennack, Jr.        President and Chief Executive Officer
                             The Hearst Corporation
                             959 Eighth Avenue
                             New York, New York 10019
Michel C. Bergerac           Chairman of the Board and Chief Executive Officer
                             Bergerac & Co., Inc.
                             110 East 59th Street, 20th Floor
                             New York, New York 10022
Susan V. Berresford          President
                             The Ford Foundation
                             320 E. 43rd Street
                             New York, New York  10017
Randolph W. Bromery          President
                             Springfield College
                             263 Alden Street
                             Springfield, Massachusetts 01109
M. Anthony Burns             Chairman of the Board,
                             President and Chief Executive Officer
                             Ryder System, Inc.
                             3600 N.W. 82nd Avenue
                             Miami, Florida  33166
Charles W. Duncan, Jr.       Private Investor
                             Duncan Interests
                             600 Travis, Suite 6100
                             Houston, Texas 77002
James L. Ferguson            Retired Chairman and Chief Executive Officer
                             General Foods Corporation
                             P.O. Box 1457
                             Charleston, South Carolina  29401
H. Laurance Fuller           Chairman of the Board and Chief Executive Officer
                             Amoco Corporation
                             200 East Randolph Drive
                             Chicago, Illinois  60601
Melvin R. Goodes             Chairman of the Board and Chief Executive Officer
                             Warner-Lambert Company
                             201 Tabor Road
                             Morris Plains, New Jersey 07950

CUSIP No. 161610100                                         Page 7 of 10 Pages


William H. Gray, III         President and Chief Executive Officer
                             United Negro College Fund, Inc.
                             8260 Willow Oaks Corporate Drive
                             P.O. Box 10444
                             Fairfax, Virginia  22031
George V. Grune              Chairman of the Board
                             Dewitt Wallace-Reader's Digest Fund
                             Lila Wallace-Reader's Digest Fund
                             Two Park Avenue
                             New York, New York  10016
William B. Harrison, Jr.     Vice Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue
                             New York, New York  10017
Harold S. Hook               Chairman and Chief Executive Officer
                             American General Corporation
                             2929 Allen Parkway
                             Houston, Texas 77019
Helene L. Kaplan             Of Counsel
                             Skadden, Arps, Slate, Meagher & Flom
                             919 Third Avenue - Room 29-72
                             New York, New York 10022
David T. Kearns              Retired Chairman and Chief Executive Officer
                             The Xerox Corporation
                             P.O. Box 10340
                             Stamford, Connecticut  06904-2340
E. Michel Kruse              Vice Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue
                             New York, New York 10017
Thomas G. Labrecque          President and Chief Operating Officer
                             The Chase Manhattan Corporation
                             270 Park Avenue
                             New York, New York 10017
Delano E. Lewis              President and Chief Executive Officer
                             National Public Radio
                             635 Massachusetts Avenue, N.W. -- 6th Floor
                             Washington, D.C.  20001
J. Bruce Llewellyn           Chairman of the Boards of
                             The Philadelphia Coca-Cola Bottling Company
                             The Coca-Cola Bottling Company of Wilmington, Inc.
                             Queen City Broadcasting, Inc.
                             30 Rockefeller Plaza, 29th Floor
                             New York, New York  10112
Paul W. MacAvoy              William Brothers Professor of Management Studies
                             Yale School of Management
                             P.O. Box 208200
                             New Haven, CT  06520-8200

CUSIP No. 161610100                                         Page 8 of 10 Pages


John P. Mascotte             Chairman
                             The Missouri Corporation of Johnson & Higgins
                             4520 Main Street, Suite 900
                             Kansas City, Missouri  64111
John H. McArthur             George Fisher Baker Professor, Emeritus
                             Harvard Graduate School of Business Administration
                             Fowler 32 -- Soldiers Field Road
                             Boston, Massachusetts  02163
John F. McGillicuddy         Retired Chairman of the Board and Chief Executive
                               Officer
                             The Chase Manhattan Corporation
                             270 Park Avenue
                             New York, New York 10017
David T. McLaughlin          President and Chief Executive Officer
                             The Aspen Institute
                             WYE Center, Carmichael Road
                             Queenstown, Maryland  21658
Edward D. Miller             Senior Vice Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue
                             New York, New York  10017
Edmund T. Pratt, Jr.         Chairman Emeritus
                             Pfizer Inc.
                             Astors Lane
                             Port Washington, New York  11050
Henry B. Schacht             Chairman of the Board and Chief Executive Officer
                             Lucent Technologies Inc.
                             600 Mountain Avenue, Rm. 6A611
                             Murray Hill, New Jersey  07974
Walter V. Shipley            Chairman of the Board and Chief Executive Officer
                             The Chase Manhattan Corporation
                             270 Park Avenue
                             New York, New York 10017
Andrew C. Sigler             Chairman of the Board and Chief Executive Officer
                             Champion International Corporation
                             One Champion Plaza
                             Stamford, Connecticut 06921
Michael I. Sovern            President Emeritus and Chancellor Kent
                               Professor of Law
                             Columbia University
                             435 West 116th Street and Amsterdam Avenue
                             New York, New York 10027
John R. Stafford             Chairman, President and Chief Executive Officer
                             American Home Products Corporation
                             5 Giralda Farms
                             Madison, New Jersey 07940
W. Bruce Thomas              Private Investor
                             Blackburn Road, Route #4
                             Sewickley, Pennsylvania 15143

CUSIP No. 161610100                                        Page 9 of 10 Pages


Donald H. Trautlein          Retired Chairman
                             Bethlehem Steel Corporation
                             452 North New Street
                             Bethlehem, Pennsylvania  18018
Marina v. N. Whitman         Professor of Business Administration and Public
                               Policy
                             University of Michigan
                             411 Lorch Hall, 611 Tappan Street
                             Ann Arbor, Michigan 48109-1220
Richard D. Wood              Retired Chairman and Chief Executive Officer
                             Eli Lilly and Company
                             Lilly Corporate Center
                             Indianapolis, Indiana 46285

CUSIP No. 161610100                                        Page 10 of 10 Pages


EXECUTIVE OFFICERS

William B. Harrison, Jr.     Vice Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue
                             New York, New York  10017
E. Michel Kruse              Vice Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue
                             New York, New York  10017
Thomas G. Labrecque          President and Chief Operating Officer
                             The Chase Manhattan Corporation
                             270 Park Avenue
                             New York, New York  10017
Edward D. Miller             Senior Vice Chairman of the Board
                             The Chase Manhattan Corporation
                             270 Park Avenue
                             New York, New York 10017
Walter V. Shipley            Chairman of the Board and Chief Executive Officer
                             The Chase Manhattan Corporation
                             270 Park Avenue
                             New York, New York  10017